Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA  02111

May 8, 2013

Dear Oneok Inc. Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL #5 on the proxy card, which asks the Company how it is managing the economic and regulatory risks related to methane leakage in the Company’s operations.1

The shareholder proposal makes the following request of Oneok:

Shareholders request that the Board of Directors publish a report (by October 2013, at reasonable cost, and omitting proprietary information) for investors on how Oneok is measuring, mitigating, setting reduction targets, and disclosing methane emissions.

After reviewing the proposal, Institutional Shareholder Services (a division of MSCI and the leading provider of proxy voting advice) has recommended a vote in favor of the proposal:

“A vote FOR this proposal is warranted, as shareholders would benefit from additional information on how the company is managing its methane emissions. Such information, including quantitative emissions goals, would allow shareholders to assess relevant company performance.”

Implementing the Proposal would allow investors to better assess the Company’s fugitive methane risk exposure to unnecessary economic loss from leaking gas, an evolving regulatory regime (i.e. the Company’s ability to respond quickly and economically to a change in policy), and environmental liability. Without proper disclosure, we believe shareholders are unable to effectively assess fugitive methane risk.    A strong program of measurement, mitigation, and disclosure would indicate a reduction in regulatory and legal risk, as well as efficient operations maximizing gas for sale and shareholder value.

We believe best practice disclosure would address the following:

A report adequate for investors to assess Company strategy, as referenced in the Proposal, would include the methane leakage rate as a percentage of production or throughput, how the Company is measuring and mitigating emissions, best practice, worst performing assets, risk mitigation, and environmental impact. Other information useful to investors to assess risk would include whether the Company has a published policy in place to reduce methane leakage; if the Company has set quantitative goals for reducing methane leakage; if the Board reviews progress against a policy; technologies being implemented for measurement and reduction; and plans to upgrade older assets with best practice technologies.

Oneok does not provide current, publicly-available information on the impacts methane emissions may have on the Company or the associated company policies and procedures to address related risks and/or opportunities: see “Lack of Disclosure & Policies” below.

1 IMPORTANT NOTICE:  The cost of this communication is being borne entirely by Trillium Asset Management, LLC.  Trillium is NOT asking for your proxy card and is not providing investment advice.  We will not accept proxy cards, and any proxy cards received will be returned.

Company Description:  ONEOK, Inc., is a diversified energy company. The Company’s segments include ONEOK Partners, Natural Gas Distribution and Energy Services. As of December 31, 2012, the Company was the sole general partner and own 43.4 % of ONEOK Partners, L.P. ONEOK Partners is engaged in the gathering, processing, storage and transportation of natural gas in the United States. In addition, ONEOK Partners owns natural gas liquids systems, connecting natural gas liquids (NGL) supply in the Mid-Continent and Rocky Mountain regions with key market centers. The Company’s distribution markets include Oklahoma City and Tulsa, Oklahoma; Kansas City, Wichita, and Topeka, Kansas, and Austin and El Paso, Texas. Its energy services operation is engaged in providing natural gas marketing services to its customers across the United States.

We find current reporting to be inadequate and there is a large dissonance between current industry/company reporting/estimates and scientific findings.  Academic studies have identified methane leakage rates of up to 9%, over 3X Environmental Protection Agency (EPA) estimates and 5X industry estimates.  The short-term climactic benefit of natural gas over coal is negated when leakage rates exceed 3.2%.2

The environmental impact of natural gas development and methane emissions management is under question as recent academic papers have revealed evidence of higher rates of leakage than previously estimated.  Recent studies illustrate the large dissonance between current reporting/estimates and scientific findings with the latest published results suggesting 9% methane leakage rates, over 3x the EPA’s 2.3% leakage estimate (based mainly on early 1990’s data) and over 5x the industry’s 1.6% estimate.

 A January 2013 Nature Article, entitled “Methane leaks erode green credentials of natural gas”, byline “Losses of up to 9% show need for broader data on US gas industry’s environmental impact,” describes these findings from the National Oceanic and Atmospheric Association (NOAA) and the University of Colorado.   The team also revealed new evidence to affirm findings from a study in February 2012, which revealed 4% methane leakage rates.3  This is a troubling development, as a study by the Environmental Defense Fund (EDF) and Princeton from April 2012, asserts that the short-term climactic benefit of natural gas over coal is negated if the leakage rate exceeds 3.2%.4 A prior study by Cornell University professor Robert Howarth, which garnered public attention from Forbes and The New York Times, estimated total fugitive emissions of 3.6% to 7.9% over the lifetime of a well.5 A 2010 study out of Fort Worth Texas also revealed highly skewed distribution of emissions, with 10% of well sites accounting for 70% of emissions,6 underlining the concern expressed in the Proposal that while “some operations may incorporate best practice management…the risk of leaks at high growth or select geographies can negate best practices elsewhere.” Studies are continuing and results from the latest EDF and University of Texas study are expected in the coming months.

Two industry trade associations, the American Petroleum Institute (API) and America’s Natural Gas Alliance (ANGA) have reacted to the public debate and possible regulation by issuing their own estimate of methane emissions one-half that of EPA estimates.7  While the report reaches a very different conclusion than the academic studies, it underlines the depth of the issue and lack of disclosure necessary to assess risk on both a company and industry level:

2 Alvarez, R.A, Pacala, S.W., Winebrake, J.L, Chameides, W.L. & Hamberg, S.P. Proc. Nat’l Acad. Sci. USA 109, 6435-6440 (2012).
3 Pétron, G. et al. J. Geophys. Res. 117, D04304 (2012).
4 Alvarez, R.A, Pacala, S.W., Winebrake, J.L, Chameides, W.L. & Hamberg, S.P. Proc. Nat’l Acad. Sci. USA 109, 6435-6440 (2012).
5 http://thehill.com/images/stories/blogs/energy/howarth.pdf
6 http://fortworthtexas.gov/gaswells/default.aspx?id=87074
7http://www.eenews.net/eenewspm/2012/10/25/archive/5?terms=EPA+methane+estimates

The accuracy of GHG emission estimates from natural gas production has become a matter of increasing public debate due in part to limited data, variability in the complex calculation methodologies, and assumptions used to approximate emissions where measurements in large part are sparse to date.  Virtually all operators have comprehensive methane mitigation strategies; however, beyond the requirements of the Environmental Protection Agency’s (EPA) Mandatory Reporting Rule or incentives of programs like the EPA’s Natural Gas Star program, data is often not gathered in a unified way that facilitates comparison among companies.8

Lack of Disclosure & Policies:

We believe Oneok fails to provide adequate disclosures on how methane leakage is measured and mitigated and the policies in place to manage methane risk.

In its Opposition Statement, Oneok refers to Company reporting through the EPA.  In February 2013, the EPA released the first widespread data on methane emissions, as reported through the Greenhouse Gas (GHG) Mandatory Reporting Rule, subpart W.  While a start at improved disclosure and understanding large scale methane impact, the data falls short at the company level.  It does not allow for peer analysis, as the data cannot be normalized since production and throughput numbers for the reported facilities are not available.  Moreover, the data is only for the companies’ largest facilities, painting an incomplete picture of total impact.   There is also no disclosure as to what percentage of total operations those facilities represent.  As a result, in our estimation, Oneok shareholders do not have an adequate picture of the full scope of OKE’s operations and related methane emissions.

Oneok has reported 426,124 metric tons of methane CO2e through the EPA’s mandatory GHG reporting rule subpart W.  This represents emissions from the 16 facilities producing over 25,000 metric tons of CO2e that are required to comply.  No disclosure is available on what percentage of Oneok’s total operations these facilities represent or what the throughput is for these operations.  Therefore, it is not possible to calculate an accurate company-wide methane leakage rate.  In Oneok’s 10-K they state that this number is less than 1 percent of total throughput, but do not state the actual metric.   It should be noted that no external audits of emissions inventories are conducted.9  The onus is therefore, in our opinion, on Oneok to report the full company methane emissions as a percentage of throughput/production, methane leakage performance, and management practice.

Oneok has also participated in the Carbon Disclosure Project in the past, however, only the Carbon Disclosure Project’s (CDP) 2013 Oil and Gas supplement’s new questionnaire specifically addressing methane emissions is referenced in the Proposal as presenting a widely accepted format for methane risk disclosure going forward.  Current Carbon Disclosure Project reports do not adequately address methane leakage in our estimation.

Further, while Oneok participates in the EPA’s Natural Gas Star program, it is critical to note that STAR reports are not publically available to investors limiting Company disclosure.

A disclosure adequate to assess how Oneok is 1) measuring methane emissions would include Oneok’s methodology for measuring methane emissions, the methane leakage rate as a percentage of production or throughput, the leakage rate of best and worst performing assets, and the percentage of total assets measured. Apart from referenced compliance with the EPA’s mandatory GHG inventory rules, we believe Oneok’s disclosures are inadequate.  The Company’s sustainability report generically references leak-detection technologies required by subpart W, but no detail is provided into how the Company is implementing these technologies and for what % of operations.  The Company has stated that it does not currently measure the loss of methane across its entire asset structure to end users and that it does not currently measure methane leakage as a percent of total throughput at all of its assets and facilities.10 The Company also notes “we have performed Leak Detection and Reporting operations assessments on a number of our assets, and these assessments will continue throughout the rest of the year.”  Again, the percentage of Oneok’s operations covered by these assessments is not disclosed and there is no disclosure of the results.

8 http://www.api.org/~/media/Files/News/2012/12-October/API-ANGA-Survey-Report.pdf
9 Email Correspondence
10 Email Correspondence

A disclosure adequate for investors to assess how Oneok is 2) mitigating methane emissions would include a description of the Company’s policy to reduce methane leakage, quantitative goals for reducing methane leakage, technologies implemented for measurement and reduction, a description of how the Company assesses risk, plans to upgrade older assets with best practice technologies, and how the board reviews progress against the Company policy. Currently, the Company does not have a policy on managing methane emissions, has no quantitative goals or targets for methane reduction, and does not disclose how they assess risk, a risk mitigation plan, plans to upgrade assets, or how the Board measures progress.   The Company 10-K references “following developing technologies for emission control,” but there is no description of current technologies, other than those required by the EPA, or the percentage of assets to which they are applied.

It should also be noted that methane related risks outlined above are omitted from Oneok’s 2011 10-K filing.  While the Company acknowledges current regulation and that it is monitoring the possible impact of greenhouse gas legislation related to carbon dioxide and methane, the Company minimizes the impact connected with their operations, ignoring the current academic evidence and public debate.    In Oneok’s 10-K, the Company references “expanded implementation of best practice to limit the release of natural gas” and an environmental and climate change strategy that includes a GHG inventory according to current EPA rules, improving operational efficiency, and following developing technologies for emission control.  This general description is not sufficient to address or implement the Proposal.

Natural gas’s environmental profile and social license to operate is under significant question when taking fugitive methane emission leakage into account. Methane emissions have 72x greater impact on global temperatures than CO2 over a 20-year time frame,11 and oil and gas sector emissions represent one of the largest and most rapidly growing sources of anthropogenic methane emissions, which contribute over 1/3 of global warming impact.12  Fugitive methane impact has spurred academic, industry, and public debate, has been featured in Forbes and The New York Times, and has led to investor, regulatory and legal action over the last year.

It is increasingly likely that Oneok is subject to higher levels of scrutiny and regulation given the regulatory, legal, and public attention related to methane emission management.  The points highlighted below underline the magnitude of the issue for the industry as a whole and Oneok specifically.

In the Press:

Forbes, The New York Times, and Bloomberg, have called the environmental profile of natural gas into question, highlighting the current debate. The July 2012 Forbes article, entitled “Fugitive Methane Caught in the Act of Raising GHG,” questions whether natural gas is in fact better than coal from a climate change perspective and whether the current characterization of natural gas as a “bridge fuel” from oil and gas to non-fossil fuels is accurate.13

11 http://www.ipcc.ch/publications_and_data/publications_and_data_reports.shtml#.T9CflZjSdaw
12 http://www.globalmethane.org/documents/analysis_fs_en.pdf
13 http://www.forbes.com/sites/jamesconca/2012/07/15/fugitive-methane-caught-in-the-act-of-raising-ghg/

The New York Times addressed the question in depth in an April 11, 2011 story entitled “Studies Say Natural Gas Has Its Own Environmental Problems.”14

The problem, the studies suggest, is that planet-warming methane, the chief component of natural gas, is escaping into the atmosphere in far larger quantities than previously thought, with as much as 7.9 percent of it puffing out from shale gas wells, intentionally vented or flared, or seeping from loose pipe fittings along gas distribution lines. This offsets natural gas’s most important advantage as an energy source: it burns cleaner than other fossil fuels and releases lower carbon dioxide emissions.
…
The findings are certain to stir debate. For much of the last decade, the natural gas industry has carefully cultivated a green reputation, often with the help of environmental groups that embrace the resource as a clean-burning “bridge fuel” to a renewable energy future. The industry argues that it has vastly reduced the amount of fugitive methane with new technologies and upgraded pipe fittings and other equipment.

The New York Times concludes in a April 2012 article entitled “Fugitive Methane Stirs Debate on Natural Gas,” “The first step in getting beyond this debate, many environmental advocates argue, is for the industry to stop refusing to take detailed measure of its methane leakage rates, to make that information public, and to submit to rules requiring them to capture it.”15 This sentiment points to weakness in current industry environmental management of fugitive methane emissions, as well as risk of regulation and continued public scrutiny.

This sentiment points to weakness in current industry environmental management of fugitive methane emissions, as well as risk of regulation and continued public scrutiny.  Our Proposal looks to the Company to address these risks head on through disclosure on measurement and mitigation.

Investor Action:

A similar Proposal was filed on behalf of Trillium clients at Spectra Energy and received over 35% of the vote at the April 2013 Annual General Meeting.  We believe this high vote indicates strong shareholder concern for the issue, underlining the material importance of robust methane management and disclosure.

The financial community appears to be following the issue closely. In response to the lack of appropriate disclosure surrounding fugitive methane emissions, a 2012 joint investor statement representing $20 trillion in assets was published by the Institutional Investors Group on Climate Change (IIGCC), the Investor Network on Climate Risk (INCR,) and the Investors Group on Climate Change (IGCC), entitled “Controlling fugitive methane emissions in the oil and gas sector.” The statement highlights the significant climate change concerns posed by high global warming impact fugitive methane emissions, as well as regulatory and reputational risks to the oil and gas sector, calling on companies to implement best practice control technologies and programs of disclosure.16

14 http://www.nytimes.com/2011/04/12/business/energy-environment/12gas.html?_r=1&
15 http://green.blogs.nytimes.com/2011/04/12/fugitive-methane-stirs-debate-on-natural-gas/
16 http://www.ceres.org/files/methane-emissions/investor-joint-statement-on-methane-emissions

Further, HSBC just issued a report entitled “Shale: water first, leak later: The climate benefits of shale gas could leak and wash away”.17 The report noting the controversy surrounding methane leakage observed:

We think 2013 will see a continuation of the shale debate as more studies are published. These studies, as well as public opinion (Chart 3), affect policy decisions.  Countries such as the UK, Poland, Canada and China are developing shale production whilst others such as France and Bulgaria have banned fracturing.  The issue is also highly divisive at subnational level: Pennsylvania passed legislation last year allowing shale drilling in the entire state; Vermont voted to ban the practice outright in May; Maryland put applications on hold for three years (environmental impact study); New York State has a moratorium in place (public health effects); Quebec suspended fracturing (environmental review).

Policy & Legal Developments:

Policy and legal developments, over the last year, foreshadow increased regulatory scrutiny for Oneok. The EPA’s New Source Performance Standards, issued in April 2012 and slated to take full effect in 2015, represent the first federal air standards for natural gas wells that are hydraulically fractured, along with requirements for several other sources of pollution in the oil and gas industry that currently are not regulated at the federal level. However, the rule has been criticized by the New York Attorney General for failing to regulate methane directly, leaving almost 95% of these emissions uncontrolled.18

The EPA also began requiring company level methane emissions estimate disclosure for the first time in September 2012 as part of the Greenhouse Gas Reporting Rules - Subpart W.19 While this reporting requirement does not regulate levels of methane, it could provide the basis for increased regulatory scrutiny in the future.

A February 2013 Bloomberg article entitled “Fracking Seen by EPA as No. 2 Emitter of Greenhouse Gases” features the EPA’s latest findings on GHG impact, taking, for the first time, methane emissions into account.  According to the article, “Emissions from drilling, including fracking, and leaks from transmission pipes totaled 225 million metric tons of carbon-dioxide equivalents during 2011, second only to power plants, which emitted about 10 times that amount.20

According to a subsequent February 2013 Bloomberg article entitled “Fracking Emissions Get Review After EPA Watchdog Report,” the regulatory risk to the oil and gas sector is in fact increasing following the publication of the latest air emission and methane data.  The article states, the EPA has “agreed to more closely study air emissions from hydraulic fracturing after the agency’s auditor concluded its current data is insufficient to make policy decisions.”21  The group also referred to current air pollution estimates as being of “questionable quality.”22

New regulations are also being proposed in California, according to the Los Angeles Times. In December 2012, California oil regulators released a first draft of fracking rules that would require energy firms to test the integrity of their wells before fracking to guard against leaks and report the results of those tests to regulators before they begin operations.23

17https://www.research.hsbc.com/midas/Res/RDV?ao=20&key=y5Vf4Ytq3u&n=356860.PDF
18 http://www.ag.ny.gov/press-release/ag-schneiderman-leads-multi-state-coalition-action-curb-climate-change-pollution-oil
19 http://www.epa.gov/ghgreporting/reporters/notices/index.html
20 http://mobile.bloomberg.com/news/2013-02-05/greenhouse-gas-emissions-fall-in-u-s-power-plants-on-coal-cuts.html
21 http://www.bloomberg.com/news/2013-02-21/fracking-emissions-get-review-after-epa-watchdog-report.html
22 http://mobile.bloomberg.com/news/2013-02-05/greenhouse-gas-emissions-fall-in-u-s-power-plants-on-coal-cuts.html
23 http://latimesblogs.latimes.com/california-politics/2012/12/california-oil-regulators-release-draft-of-fracking-rules.html

On the east coast, seven states, including New York, Connecticut, Delaware, Maryland, Massachusetts, Rhode Island, and Vermont are suing the EPA for violating the Clean Air Act by failing to address methane emissions from oil and gas drilling.24  New York Attorney General Eric T. Schneiderman stated the coalition of states "can't continue to ignore the evidence of climate change or the catastrophic threat that unabated greenhouse gas pollution poses to our families, our communities and our economy."25

Chevron executive Rhonda Zygocki was featured in a February 2013 Energy & Environment article after stating that regulators should turn to industry to figure out how much methane can be reduced:

 "The issue there is we don't have a good grasp on the measurement," she said. Studying it will allow the industry to "get our arms around it, and then we should look at the industry to say now that we understand it, what is technically and economically feasible to put into a standard?"26

There has been litigation associated with Oneok’s methane emissions.   It is important to take the emerging nature of the issue into account and observe the nexus between the issue and the Company specifically.  The public controversy surrounding methane emissions management and disclosure (detailed at length above) is not limited to the industry as a whole.

Oneok has been involved in litigation related to the safety of its pipelines.  A gas leak and explosion led to a fatality in Travis County, TX in January 2012.  Oneok’s involvement in this controversy highlights but one of the risks associated with leaking methane gas.

Agency & NGO Response:

Agency and non-governmental organization reports highlight the significance of this social policy issue.   A February 2013 Bloomberg article highlights the perspective of environmental groups:

Environmental groups have asked the agency to establish standards to prevent methane leakages from the drilling, fracking and transport of oil and gas. The boom in that production in states such as Pennsylvania and North Dakota means that those rules are necessary, according to environmental groups.

“Reducing fugitive methane emissions is a top priority because they are so powerful” a force for global warming, said Mark Brownstein, managing director of the Environmental Defense Fund in New York. “You want to make sure the goose is laying what approximates golden eggs.”27

The International Energy Agency (IEA) also indicates the need for policy and illustrates the risk of failing to implement best practice management and disclosure in their 2012 report, “Golden Rules for a Golden Age of Gas.” In an effort to “pave the way for the widespread and large-scale development of unconventional gas resources,” the IEA asserts that “society needs to be adequately convinced that the environmental and social risks will be well enough managed to warrant consent to unconventional gas production, in the interests of the broader economic, social and environmental benefits that the development of unconventional resources can bring.” The IEA also recognizes that “to achieve the trajectories of methane emissions consistent with the internationally agreed goal to limit the rise in global mean temperature to 2°C above pre-industrial levels, additional policy measures will be needed,” as “the most comprehensive projections of future emissions, from the EPA (US EPA, 2011), assume no change in emission factors, for want of a better approach, and project a 26% increase in methane emissions from the oil and gas industry between 2010 and 2030.” 28

24 http://www.huffingtonpost.com/2012/12/11/drilling-methane-emissions-lawsuit_n_2279573.html
25 http://www.ag.ny.gov/press-release/ag-schneiderman-leads-multi-state-coalition-action-curb-climate-change-pollution-oil
26 http://www.eenews.net/climatewire/2013/02/05/5
27 http://mobile.bloomberg.com/news/2013-02-05/greenhouse-gas-emissions-fall-in-u-s-power-plants-on-coal-cuts.html
28 http://www.worldenergyoutlook.org/media/weowebsite/2012/goldenrules/weo2012_goldenrulesreport.pdf

The World Resource Institute published just this past month (April 2013) their latest whitepaper, “Clearing the Air: Reducing Upstream Greenhouse Gas Emissions from Natural Gas Systems” which addresses the scope of the issue and need for action:

Natural gas development poses a variety of environmental risks. In addition to habitat disruption and impacts on local water and air quality, one of the most significant concerns is the climate impact resulting from the “fugitive methane emissions” that escape into the atmosphere from various points along the natural gas supply chain.

There is still considerable uncertainty over the amount of fugitive methane emitted over the lifetime of a natural gas well. However, some aspects generate little debate—namely, that emissions from natural gas production are substantial and occur at every stage of the natural gas life cycle, from pre-production through production, processing, transmission, and distribution. The U.S. Environmental Protection Agency (EPA) estimates that more than 6 million metric tons of fugitive methane leaked from natural gas systems in 2011. Measured as CO2-equivalent over a 100 year time horizon, that’s more greenhouse gases than were emitted by all U.S. iron and steel, cement, and aluminum manufacturing facilities combined.29

The Conservation Law Foundation also published a white paper last year entitled “Into Thin Air, How Leaking Natural Gas Infrastructure is Harming our Environment and Wasting a Valuable Resource,”30 that asserts that “though natural gas has been promoted as a more climate-friendly alternative, current analyses often fail to account for the gas that is lost, either intentionally or unintentionally,” pointing to 8 to 12 billion cubic feet of methane lost annually in Massachusetts alone due to leaking pipelines. This equates to over $38M in lost economic value. 31 These reports illustrate increasing public concern for this social policy issue.

Leaked gas has a direct economic impact on companies, as it is no longer available for sale, establishing a clear business case for control processes.

Significant reductions in methane emissions are possible using new technologies with positive return on investment.  In fact, many leakage control technologies have payback periods of less than 3 years.32  Benefits may include worker safety improvements, maximizing available energy resources, reducing economic waste, protecting human health, and reducing environmental impacts.  Upgrading production assets may also improve performance, making assets more robust and less susceptible to upsets and downtime.

29 http://insights.wri.org/news/2013/04/close-look-fugitive-methane-emissions-natural-gas?utm_source=feedburner&utm_medium=feed&utm_campaign=Feed%3A+WRI_News_and_Views+%28World+Resources+Institute+%28WRI%29+Articles+and+Stories%29
30 http://www.clf.org/newsroom/new-report-shows-lost-natural-gas-emissions-costing-millions-to-massachusettss-gas-customers-and-harming-environment/
31 http://www.clf.org/newsroom/new-report-shows-lost-natural-gas-emissions-costing-millions-to-massachusettss-gas-customers-and-harming-environment/
32 http://www.epa.gov/gasstar/tools/recommended.html

The National Resource Defense Fund’s (NRDC) March 2012 report, entitled “Leaking Profits, the U.S. Oil and Gas Industry can Reduce Pollution, Conserve Resources, and Make Money by Preventing Methane Waste,”33  outlines the environmental and economic benefits of methane control technologies.  The report states emission control technologies for natural gas can:

•	Generate more than $2 billion in annual revenues from the sale of recovered natural gas, or provide fuel for use on site
•	Reduce by more than 80 percent harmful methane pollution from the oil and gas industry that worsens air quality and exacerbates climate change
•	Reduce emissions of volatile organic compounds (VOCs)and hazardous air pollutants (HAPs) that cause asthma attacks and other health and environmental harms
•	Provide royalties to individuals and governments for natural gas produced on private and public lands
•	Improve industrial safety, limit corporate liability from leaking gases, and reduce power and maintenance needs

The Motley Fool reported on the economic waste associated with natural gas leakage in January 2013:

Based on EPA estimates, the industry lost more than $1 billion in profits in 2009 due to venting (release of natural gas without combustion), flaring, and accidental leaks called "fugitive emissions." The U.S. Government Accountability Office, with supporting data from EPA, estimates that roughly 40% of natural gas that's vented and flared on onshore federal leases could be captured economically with currently available control technologies.34

Michael Levi, a fellow at the Council on Foreign Relations in New York, recently said in an interview gas and oil production “is an area where we have technological answers to our problems.  We know how to fix many of these problems; we just need to make the decision to do it.”35

The Company's level of disclosure may not be effectively compared to that of industry peers, as peers have systemically failed to adequately address the risk:

Our analysis of the industry points to a systemic lack of industry leadership in measuring, mitigating, and disclosing fugitive methane emissions.  Fugitive methane emissions management is an emerging issue for investors and companies alike, as academic studies, regulatory changes, and public attention have highlighted the complexity and importance of the issue.  Given the nature of this unmanaged risk, past industry and company inaction/inattention is not a bar by which any company should be measured independently.  Instead, investor analysis is reliant upon improved disclosure going forward. Without adequate disclosure, it is not possible to evaluate methane risk.

Conclusion

Given the importance of operational efficiency to Oneok’s profitability, as well as the regulatory, environmental, and social license risks facing the Company, we believe the Company’s current level of disclosure in woefully inadequate.

33 http://www.nrdc.org/energy/files/Leaking-Profits-Report.pdf
34 http://www.fool.com/investing/general/2013/01/16/could-this-bane-become-a-boom-for-oil-and-gas.aspx
35 http://mobile.bloomberg.com/news/2013-02-05/greenhouse-gas-emissions-fall-in-u-s-power-plants-on-coal-cuts.htm

In order for shareholders to fully evaluate methane risk, we strongly believe the Board of Directors needs to report to shareholders describing how the Company is managing and will manage methane leakage risk.  In order to be useful, the report should include material quantitative metrics and a discussion of measurement methodology and management systems and policies.

For all the reasons provided above, we strongly urge you to VOTE “FOR” PROPOSAL #5.   Managing methane risk may have a direct impact on the profitability of Oneok and we believe it is in the best interest of shareholders.

Please contact Natasha Lamb at 978-578-4123 or nlamb@trilliuminvest.com  for additional information.

Sincerely,

Natasha Lamb
Vice President
Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by Trillium Asset Management, LLC.  Trillium is NOT asking for your proxy card and is not providing investment advice.  We will not accept proxy cards, and any proxy cards received will be returned.